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SECURITIES A[illegible]
Wash[illegible]

17006071

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SEC Mail Processing Section
JAN 19 2017
Washington DC
409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-034448

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2015 (MM/DD/YY) AND ENDING 9/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial West Investment Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4510 E. Thousand Oaks Blvd.
(No. and Street)

Westlake Village (City) CA (State) 91362 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farber Hass Hurley LLP
(Name – *if individual, state last, first, middle name*)

9301 Oakdale Ave, Suite 230 (Address), Chatsworth (City), CA (State) 91311 (Zip Code)

RECEIVED
2017 JAN 19 PM 2:48
SEC / TM

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ST

OATH OR AFFIRMATION

I, Ellen Kathia Shearin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial West Investment Group, as of JANUARY 17, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Ellen Kathia Shearin
Signature

President
Title

MAREE G. CONTRERAS
Commission # 2138878
Notary Public - California
Ventura County
My Comm. Expires Jan 1, 2020

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Ventura

Subscribed and sworn to (or affirmed) before me on this 17th day of JAN., 2017, by
Date *Month* *Year*
(1) Ellen Kathia Shearin
(and (2) ______),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

MAREE G. CONTRERAS
Commission # 2138878
Notary Public - California
Ventura County
My Comm. Expires Jan 1, 2020

Signature ______
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Annual Audited Report Document Date: 10/1/2015 – 9/30/2016
Number of Pages: 31 Signer(s) Other Than Named Above: No Other Signer

©2014 National Notary Association • www.NationalNotary.org • 1-800-US NOTARY (1-800-876-6827) Item #5910

FINANCIAL WEST INVESTMENT GROUP, INC.
dba Financial West Group

Financial Statements and Supplementary Information with Independent Auditors' Report

September 30, 2016

CONTENTS

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Financial West Investment Group, Inc.
dba Financial West Group

We have audited the accompanying statement of financial condition of Financial West Investment Group, Inc. dba Financial West Group (the "Company") as of September 30, 2016, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial West Investment Group, Inc. dba Financial West Group as of September 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Determining Reserve Under Rule 15c3-3, and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3, have been subjected to audit procedures performed in conjunction with the audit of Financial West Investment Group, Inc. dba Financial West Group's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Chatsworth, California
January 17, 2017

FINANCIAL WEST INVESTMENT GROUP, INC.
dba Financial West Group
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2016

ASSETS

Cash	$	544,491
Cash held for customers		462,787
Cash, foreign currency		11,820
Commissions receivable		1,348,136
Marketable securities, owned		823,218
Precious metals		300,553
Prepaid expenses		108,235
Equipment and improvements at cost, net of accumulated depreciation		17,520
Note receivable from related party		212,594
Other receivables		73,763
Deposits with clearing organization		80,000
Deposits		10,000
Total assets	$	3,993,117

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$	117,059
Commissions payable		2,493,665
Accrued expenses		189,573
Cash held for customers		462,787
Total liabilities	$	3,263,084
Stockholder's Equity		
Common stock, no par value		
Authorized - 10,000 shares		
Issued and outstanding - 2,500 shares		125,000
Paid-in capital		398,278
Retained earnings		206,755
Total stockholder's equity		730,033
Total liabilities and stockholder's equity	$	3,993,117

The accompanying notes are an integral part of these financial statements.

FINANCIAL WEST INVESTMENT GROUP, INC.
dba Financial West Group
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2016

Gross revenue and income	
Commissions	$ 30,072,587
Investment advisory fees	8,219,151
Interest and dividends	110,101
Net gain from bond trading	847,592
Net loss from equity trading	(256,807)
Net loss from other proprietary trading	(21,975)
Clearing and transactions income	646,865
Due diligence income	281,475
Other	471,088
	$ 40,370,077
Expenses	
Accounting	165,937
Bad debt expense	2,548
Commissions, representative's fees and clearing charges	34,366,432
Communications	67,520
Computer and information technology	126,286
Consulting	192,288
Depreciation	8,487
Dues and licensing costs	20,542
Employee compensation and benefits	3,404,911
Equipment rental	25,672
Errors expense, (reimbursements), net	24,841
Fees and adjustments expense, (reimbursements), net	149,131
Insurance expense	44,797
Interest expense	3,880
Legal and settlements	415,357
Management fees	219,687
Occupancy	480,321
Office supplies and expense	94,297
Postage and shipping	28,585
Quote systems expense	196,675
Regulatory fees	153,450
Taxes and licenses	2,806
Other operating expenses	281,306
	40,475,756
Loss before provision (benefit) for income taxes	(105,679)
Current tax provision (benefit)	(18,750)
Net Loss	$(86,929)

The accompanying notes are an integral part of these financial statements.

FINANCIAL WEST INVESTMENT GROUP, INC.
dba Financial West Group
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2016

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, October 1, 2015	$ 125,000	$ 398,278	$ 293,684	$ 816,962
Net Loss	-	-	(86,929)	(86,929)
Balance, September 30, 2016	$ 125,000	$ 398,278	$ 206,755	$ 730,033

The accompanying notes are an integral part of these financial statements.

FINANCIAL WEST INVESTMENT GROUP, INC.
dba Financial West Group
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2016

Operating activities:	
Net loss	$ (86,929)
Non-cash items included in net loss:	
Depreciation and amortization	8,487
Non-cash receipt of restricted shares	(702,858)
(Increase) decrease in assets:	
Commissions receivable	703,031
Marketable securities	(23,046)
Precious metals	(153,558)
Note receivable from related party, net	(124,312)
Prepaid expenses	(1,860)
Other receivables	27,688
Customer cash account	(193,486)
Increase (decrease) in liabilities:	
Accounts payable	5,096
Commissions payable	171,983
Accrued expenses	(210,934)
Cash held for customers	193,486
Net cash used by operating activities	(387,212)
Financing activities:	
Decrease in payable to brokerage account	(215,781)
Net cash used by financing activities	(215,781)
Decrease in cash	(602,993)
Cash, beginning of year	1,147,484
Cash, end of year	$ 544,491
Cash paid during the year:	
Interest paid	$ 3,880
Taxes paid	$ 800

The accompanying notes are an integral part of these financial statements.

FINANCIAL WEST INVESTMENT GROUP, INC.
dba Financial West Group
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2016

1. Organization and nature of business

The Company is a non-clearing fully disclosed broker-dealer engaged in the sale of general securities to investors. The Company also receives revenue from investment banking and due diligence and other services. The Company is registered with the U.S. Securities and Exchange Commission (S.E.C.) and is a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). The Company does not hold securities for customers. All funds belonging to customers are held in cash accounts earmarked for holding customer funds. The Company is a 100%-owned subsidiary of Paradox Holdings, Inc.

2. Significant accounting policies

Recognition of revenue and expense – Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis. Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking fees are recorded on the trade date.

Cash - For purposes of reporting cash flows, cash include cash in banks and cash held at the Company's clearinghouses. Cash consist of demand deposits and are not held for sale in the ordinary course of business.

Commissions receivable - Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial. Included in commissions receivable are long-term receivables of $164,630 - $117,880 due in 2017and $46,750 due in 2018.

Advertising - Advertising and marketing costs are expensed as incurred. For the year ended September 30, 2016, advertising costs of $520 are included in other operating expenses.

Securities valuation - Trading securities are reported at fair values with unrealized gains and losses included in operations. The Accounting Standards Codification of Fair Value Measurements and Disclosures (ASC 820) establishes a framework for measuring fair value.

Fair Value - The framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

FINANCIAL WEST INVESTMENT GROUP, INC.
dba Financial West Group
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2016

2. Significant accounting policies (continued)

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at September 30, 2016.

Common Stock, Options and Debt Securities - Valued at the closing price reported in the active market in which the securities are traded.

Precious Metals – The Company's precious metals consists of $197,389 in gold and $103,164 in silver at September 30, 2016. The precious metals are stored on-site in a secure facility. They are valued by utilizing the price per troy ounce as listed by national exchanges. Gains or losses from changes in the value of precious metals are recorded in Other proprietary trading. Losses from investments in precious metals were $38,240 in the current year.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FINANCIAL WEST INVESTMENT GROUP, INC.
dba Financial West Group
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2016

2. Significant accounting policies (continued)

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of September 30, 2016:

	Level 1	Level 2	Level 3	Total
Common Stock				
Biotech	$ 63,736	$ 702,857	$	$ 766,593
Other	22,243	-	-	22,243
Options	26,825	-	-	26,825
Debt Securities	7,557	-	-	7,557
Total Marketable Securities	120,361	702,857	-	823,218
Gold	-	197,389	-	197,389
Silver	-	103,164	-	103,164
Total Investments at Fair Value	$ 120,361	$1,003,410	$ -	$1,123,771

Equipment - Equipment is recorded at cost. Repairs and maintenance are charged to expense as incurred. Depreciation is computed using the straight-line method over the useful lives of the assets.

Estimates and assumptions - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The estimates include fair value of financial instruments.

Fair value of financial instruments - The carrying value is a reasonable estimation of the fair value for cash, marketable securities and other investments, and receivables and payables.

The Company also holds Warrants, in conjunction with an investment banking transaction.

FINANCIAL WEST INVESTMENT GROUP, INC.
dba Financial West Group
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2016

3. Related party transactions

Paradox Holdings, Inc., the 100% shareholder of the Company, received management fees from the Company in the amount of $219,687 during the current year.

During the year ended September 30, 2016, the Company paid one of its board members $173,250 for legal services rendered.

The Company paid rents of $31,200 in the current year to a company owned by the principal stockholder of Paradox Holdings, Inc. for office space. The Company utilizes additional office space for storage in an offsite location.

The Company has leased office space under operating leases from the principal stockholder of Paradox Holdings, Inc. Rental payments for the current year were $360,000.

The Company agreed to a new lease for their existing office space with the principal stockholder of Paradox Holdings, Inc. effective September 30, 2016 for a period of 36 months. It provides for monthly lease payments of $10,000. The Company is required to maintain $1,000,000 of liability insurance and it is required to maintain property insurance for their portion of the premises. The reduction in rent is a result of the Company transitioning office space. See Note 4.

Note receivable from officer, due on demand with interest at 7%:	$ 212,594

Throughout the year ended September 30, 2016, the Company advances funds to the Company's CEO. The Company generally uses the advances to offset salary owed. For the year ended September 30, 2016, the officer transferred precious metals valued at the relative fair market value on the date of receipt, totaling approximately $185,000 to reduce the outstanding note receivable.

4. Commitments

The Company is obligated under the terms of certain non-cancelable operating leases for office equipment. Expense for the period ended September 30, 2016 was $25,672. The following is a schedule of future minimum rental payments:

Year ending	
September 30, 2017	$ 124,634
September 30, 2018	120,000
September 30, 2019	120,000
	$ 364,634

FINANCIAL WEST INVESTMENT GROUP, INC.
dba Financial West Group
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2016

4. Commitments (continued)

Lease

The Company has agreed, in principal, to begin leasing office space in Reno, Nevada from an unaffiliated party effective January 2017. The terms and conditions of the lease have not been finalized. However, the Company anticipates monthly rent payments of approximately $20,000 per month.

5. Cash held for customers

Cash held for customers are funds held on behalf of customers in a special reserve account for the exclusive benefit of customers for the purchase of secondary limited partnerships. The special reserve account has been established to comply with Rule 15c3-3 under the Securities Act of 1934. The account shall be segregated on the books and records and at no time shall the account secure, directly or indirectly, any loan, right, charge, security interest, lien or claim of any kind. An employee of the Company facilitates the transactions in this account based on designated forms and written instructions.

6. Cash, foreign currency

Cash, foreign currency is ten million Iraqi dinar held by the Company. It is shown in U.S. dollars at its approximate current value of $11,820.

7. Receivable from clearing organizations and payable to broker-dealers

Amounts receivable from clearing organizations as of September 30, 2016 consist of the following:

Receivable from clearing organizations	$ 315,767

8. Equipment and Improvements

Equipment and improvements consists of the following:

		Estimated Useful Life
Computer Equipment	$ 38,190	5 years
Leasehold Improvements	4,246	5 years
Less: Accumulated depreciation	(24,916)	
	17,520	
Current Depreciation	$ 8,487	

FINANCIAL WEST INVESTMENT GROUP, INC.
dba Financial West Group
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2016

9. Deposit with clearing organization

The Company has a brokerage agreement with National Financial Services LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The Company maintains a cash deposit account with its clearing broker in addition to other cash accounts. The balance at September 30, 2016 was $80,000.

10. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. As of September 30, 2016, the Company has guaranteed a settlement agreement with a customer of the Company that is paid for by the principal stockholder of Paradox Holdings, Inc. The settlement agreement is payable in monthly installments of $3,000 without interest. The balance of this obligation as of September 30, 2016 is $30,000.

11. Restricted Stock

The Company closed an investment banking transaction in December 2015 and received as a commission restricted shares of a publicly traded company subject to a one year holding period. Registered representatives were entitled to a portion of the shares. The shares were delivered to a custodian in the name of the Company. The shares are valued at fair market value ($702,858) as of September 30, 2016 without a discount for illiquidity. The liability for the shares due to the registered representatives is recorded at the same amount and it is included in commissions payable. The restricted shares are shown as an nonallowable asset and the liability is included in aggregate indebtedness for net capital purposes. This treatment resulted in a net capital deficiency. In December 2016 the Company re-registered the shares in the name of the registered representatives which removed the asset and the liability from the books of the Company and eliminated the asset and the liability for purposes of calculating the Company's net capital.

FINANCIAL WEST INVESTMENT GROUP, INC.
dba Financial West Group
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2016

12. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2016, the Company had a net capital deficit of $542,048 which was $761,231 less than its required net capital of $219,183. The Company's ratio of aggregate indebtedness to net capital, as defined, was -6.02 to 1, which is in excess of the maximum allowed.

13. Litigation

The Company has been named as a defendant in lawsuits incidental to its securities business that claim substantial damages.

The Company's legal counsel has stated that the Company has meaningful legal and factual defenses to various claims that are currently pending. The Company recognizes a liability from litigation if a liability is probable and the amount can be reasonably estimated. Based on these criteria and in consultation with legal counsel the Company has not accrued settlement expenses for claims that are pending as of September 30, 2016.

The Company incurred settlement expenses, net of reimbursements, in the amount of $ 6,666 in the current year.

The Company maintains a broker/dealer professional liability insurance policy to cover actions brought against the Company. This policy is provided by a non-affiliated, outside insurer. The policy does not provide coverage for prior or pending litigation filed against the Company on or before December 1, 2005. Additionally, the policy includes exclusions and limitations for various types of business activities conducted by the Company on a regular basis. For each loss there is a $75,000 deductible for the Company and a $15,000 deductible for licensed representatives. Policy deductibles vary for certain lines of business.

The Company maintains coverage under a fidelity bond policy. The policy covers loss against dishonesty by employees or registered representatives of the Company. There is a $20,000 deductible for the Company.

FINANCIAL WEST INVESTMENT GROUP, INC.
dba Financial West Group
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2016

14. Financial instruments with off-balance sheet risk

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended September 30, 2016, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

15. Retirement plan

The Company maintains a retirement plan in accordance with Section 401(k) of the Internal Revenue Code. Under the terms of this plan, eligible employees make voluntary contributions to the extent allowable by law. The Company made no contributions on behalf of employees to this plan for the year ended September 30, 2016.

16. Income taxes

The Company accounts for income taxes in accordance with FASB Accounting Standards Codification 740, *Income Taxes*.

The Company files a consolidated income tax return with its parent company. Federal and state income taxes are calculated as if the Company filed a separate income tax return. The current portion of the income tax benefit that will result from a net operating loss carryback included in the statement of income is as follows:

Federal	$ (18,750)

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with Accounting Standards Codification (ASC) Topic 740, *Accounting for Uncertainty in Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the statement of financial condition of the Company. The Company is subject to examination by U.S. federal tax authorities for tax returns filed for the prior three years and by state tax authorities for the prior four years. There are no material deferred tax assets or liabilities.

17. Subsequent events

The Company has evaluated subsequent events through the date of this report, the date the financial statements were available to be issued. Except as previously discussed in notes 4 and 11, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

FINANCIAL WEST INVESTMENT GROUP, INC.
dba Financial West Group
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2016

18. New accounting pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending September 30, 2016, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

FINANCIAL WEST INVESTMENT GROUP, INC.
dba Financial West Group
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2016

Net capital	
Total stockholder's equity	$ 730,033
Deductions and/or charges	
Non-allowable assets	
Forfeiture balance	23,864
Prepaid expenses	108,235
Equipment, net of accumulated depreciation	17,521
Notes receivable from related party	212,594
Other receivables	73,763
Cash, foreign currency	11,820
Precious metals - silver - in transit	13,405
Deposits	10,000
Restricted stock	702,858
Total Non-allowable assets	1,174,060
Total Stockholder's Equity less non-allowable assets	(444,027)
Adjustments to net worth	
Long-term receivable	(1,646)
Haircuts on securities	(38,946)
Haircuts on precious metals	(57,429)
Net Capital Deficit	(542,048)
Aggregate indebtedness	
Total aggregate indebtedness	$ 3,263,084
Computation of basic net capital requirement	
Minimum net capital required	$ 219,183
Net Capital Deficit in excess of Minimum net capital required	$(761,231)
Ratio: Aggregate indebtedness to net capital	-6.02 to 1

FINANCIAL WEST INVESTMENT GROUP, INC.
dba Financial West Group
SCHEDULE I (continued)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2016

Reconciliation with Company's computation
(included in Part II of Form X-17A-5 as of September 30, 2016)

Net capital per focus report	$ 263,239
Adjustments:	
Increase in direct receivables	100,000
Increase in accrued expenses	(70,000)
Increase in commissions payable	(777,858)
Increase in haircuts	(57,429)
Net capital deficit per above	$ (542,048)

Aggregate Indebtedness Reconciliation

Aggregate indebtedness per focus report	$ 2,415,228
Increase in accrued expenses	70,000
Increase in commissions payable	777,858
Rounding	(2)
Aggregate indebtedness per above	$ 3,263,084

FINANCIAL WEST INVESTMENT GROUP, INC.
dba Financial West Group
SCHEDULE II
COMPUTATION FOR DETERMINING OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
SEPTEMBER 30, 2016

A computation of reserve requirements is not applicable to Financial West Investment Group dba Financial West Group, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

FINANCIAL WEST INVESTMENT GROUP, INC.
dba Financial West Group
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3
SEPTEMBER 30, 2016

Information relating to possession or control requirements is not applicable as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

FINANCIAL WEST INVESTMENT GROUP, INC.
dba Financial West Group
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2016

Total assessment	$	72,107
Interest assessed		830
SIPC-6 general assessment		
Payment made on 5/23/2016	(	45,213)
SIPC-6 interest payment 6/10/16		(444)
Total assessment balance	$	27,280

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **9/30/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

34448 FINRA SEP
FINANCIAL WEST INVESTMENT GROUP
FINANCIAL WEST GROUP
4510 E THOUSAND OAKS BLVD
WESTLAKE VILLAGE, CA 91362-3830

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 72,107

B. Less payment made with SIPC-6 filed (**exclude interest**) (45,064)
5/23/16
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 27,043

E. Interest computed on late payment (see instruction E) for 6 days at 20% per annum 237

F. Total assessment balance and interest due (or overpayment carried forward) $ 27,280

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $ 27,280

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Financial West Group.
(Name of Corporation, Partnership or other organization)

Ellen Shearin
(Authorized Signature)

Dated the 21 day of December, 20 16.

Ellen Shearin / President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **10/1/2015**
and ending **9/30/2016**

Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 40,370,077.-
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	10,658,230.-
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	17,571.-
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	465,863.-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): See attached (Deductions in excess of $100,000 require documentation)	368,098.-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 17,343.-	
Enter the greater of line (i) or (ii)	17,343.-
Total deductions	11,509,762.-
2d. SIPC Net Operating Revenues	$ 28,842,971.
2e. General Assessment @ .0025	$ 72,107.-

(to page 1, line 2.A.)

Financial West Group
FWG
4510 E. Thousand Oaks Boulevard
Westlake Village, CA 91362
PHONE (805) 497-9222
FAX (805) 495-9935

January 17, 2017

Farber Hass Hurley LLP
9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311

RE: Assertions Regarding Exemption Provisions

We, as member of management of Financial West Group ("the company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii) and (k)(2)(i) throughout the period ending October 1, 2015 through September 30, 2016 except as described below.

Statement Regarding Meeting Exemption Provision:

FINRA identified several checks which they allege were not forwarded in a timely manner during a sample conducted during a cycle examination. Preliminary findings were provided to the Company after the audit. The Company has reviewed all checks and securities received and forwarded during the most recent fiscal year, and they have been forwarded in accordance with the Company's procedures. Any exception such as those noted by FINRA were minor supervisory delays and were not significant in nature.

By: Ellen Shearin

Name: Ellen Shearin

Title: President

Date: 1-17-17

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Financial West Investment Group, Inc.
dba Financial West Group

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Financial West Investment Group, Inc. dba Financial West Group identified the following provisions of 17 C.F.R. §15c3-3(k) under which Financial West Investment Group, Inc. dba Financial West Group claimed exemptions from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and 15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Financial West Investment Group, Inc. dba Financial West Group stated that Financial West Investment Group, Inc. dba Financial West Group met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. Financial West Investment Group, Inc. dba Financial West Group's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Financial West Investment Group, Inc. dba Financial West Group's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(ii) and (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Farber Hass Hurley LLP

Chatsworth, California
January 17, 2017

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
Financial West Investment Group, Inc.
dba Financial West Group

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2016, which were agreed to by Financial West Investment Group, Inc. dba Financial West Group, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Financial West Investment Group, Inc. dba Financial West Group's compliance with the applicable instructions of Form SIPC-7. Financial West Investment Group, Inc. dba Financial West Group's management is responsible for Financial West Investment Group, Inc. dba Financial West Group's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the clients general ledger, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers contained in our section "B", noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers provided by Financial West Investment Group, Inc. dba Financial West Group supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Chatsworth, California
January 17, 2017

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
Financial West Investment Group, Inc.
dba Financial West Group

In planning and performing our audit of the financial statements of Financial West Investment Group, Inc. dba Financial West Group (a California corporation) (the "Company"), as of and for the year ended September 30, 2016, in accordance with the standards of the Public Company Accounting Oversight Board, our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. We did not include in our study tests on the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; nor did we include in our study tests on the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC since the Company did not handle any customer cash or customer assets during the year ended September 30, 2016.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow Management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in

internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

We identified the following deficiency that we believe to be a material weakness.

Revenue Recognition – Non-cash Consideration

In connection with our audit procedures it was identified that during the fiscal year ended September 30, 2016, the Company had received shares of restricted stock and warrants in lieu of cash payment. These financial instruments were not recorded on the Company's books and records and omitted from the Company's net capital computations throughout the year. Additionally, certain instruments were required to be transferred to the representatives in connection with the underlying transaction, which did not occur until subsequent to year end. The associated liability was also excluded from the Company's books and records. This is believed to have a material, adverse impact to the Company's net capital computations during the year.

This report is intended solely for the information and use of management, the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be used and should not be used by anyone other than these specified parties.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Chatsworth, California
January 17, 2017